Exhibit 99.1

Press Release

Sanofi to acquire Dren Bio’s bispecific myeloid cell engager for deep B-cell depletion, broadening immunology pipeline

•	Dren Bio deep B-cell depleter program has the potential to reset the immune system
•	Acquisition underpins path for Sanofi becoming leading immunology company
•	Sanofi to pay $600 million up front

Paris, March 20, 2025. Sanofi and Dren Bio, Inc., a private clinical-stage biopharmaceutical company, have entered into a definitive agreement under which Sanofi has agreed to acquire DR-0201, a targeted bispecific myeloid cell engager (MCE) that has shown robust B-cell depletion in pre-clinical and early clinical studies.

DR-0201 is a potential first-in-class CD20-directed bispecific antibody that targets and engages specific tissue-resident and trafficking myeloid cells to induce deep B-cell depletion via targeted phagocytosis. Recent early clinical study data in autoimmune diseases suggest that deep B-cell depletion might have the potential to reset the adaptive immune system, leading to sustained treatment-free remission in patients with refractory B-cell mediated autoimmune diseases such as lupus, where significant unmet medical needs remain.

Houman Ashrafian

Head of Research and Development, Sanofi

“Deep B-cell depletion is at the frontier of treating autoimmune diseases and using the myeloid cell engager DR-0201 has the potential to elevate the treatment effect for patients, in particular patients refractory to existing treatments. This is yet another important step in Sanofi’s ambition to bring breakthrough medicines to patients, and further strengthens our robust pipeline focused on the immune system. Through our own research and strategic licensing and acquisitions, we continue to advance our goal of becoming the leader in immunology.”

Nenad Tomasevic

Co-founder and CEO, Dren Bio

“Dren Bio is committed to redefining treatment possibilities in immunology, oncology, and other therapeutic areas with our targeted myeloid engager and phagocytosis platform. It has been a privilege to advance our lead platform program, DR-0201 into clinical development and evaluate its potential to achieve potent B-cell depletion. As a leader in immunology, Sanofi is ideally positioned to unlock the power of deep B-cell depletion and immune reset for autoimmune patients with this novel myeloid cell engager.”

About DR-0201

DR-0201 is the first bispecific antibody from Dren Bio’s targeted myeloid engager and phagocytosis platform, which acts by engaging tissue-resident and trafficking myeloid cells to induce deep B-cell depletion. DR-0201 is being evaluated in two ongoing phase 1 studies and has shown deep and robust B-cell depletion in non-clinical and clinical settings.

Financial Considerations

Under the terms of the merger agreement, Sanofi will acquire DR-0201 through the acquisition of the Dren Bio affiliate Dren-0201 for an upfront payment of $600 million and potential future payments totaling $1.3 billion upon achievement of certain development and launch milestones.

After the acquisition of Dren-0201, Dren Bio will continue to operate independently to advance its pipeline of antibody therapeutics that selectively deplete pathogenic cells and other disease-causing agents.

Sanofi’s acquisition of Dren-0201 is subject to closing conditions, including receipt of regulatory approvals. The companies expect the transaction to close during Q2 2025.

Sanofi expects to finance the transaction with available cash resources.

About Dren Bio

Dren Bio is a privately held, clinical-stage biopharmaceutical company pioneering the discovery and development of novel first-in-class antibody therapeutics for the treatment of cancer, autoimmune, and other serious diseases. Dren Bio’s lead product candidate, DR-01, is currently being evaluated in oncology and autoimmune indications. In addition, Dren Bio’s targeted myeloid engager and phagocytosis platform is a bispecific antibody-based technology that induces potent depletion of disease-causing agents by engaging a novel phagocytic receptor that is selectively expressed on myeloid cells and activated only in the presence of the target antigen. For more information about Dren Bio and its current development pipeline, please visit Dren Bio’s website at www.drenbio.com.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | +33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Dren Bio

Jeff Macfarland, EVP, Finance | ir@drenbio.com

Sanofi forward-looking statements

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